Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS (UNAUDITED)

($ in millions)

	Three Months Ended Mar. 31,	Years Ended December 31
	2016	2015	2014	2013	2012	2011
Fixed charges
Interest expense	$4.4	$11.9	$9.2	$9.9	$27.5	$63.1
Interest capitalized during the period	.5	3.1	4.0	3.2	5.3	4.9
Amortization of revolving credit facility expenses	.1	1.5	1.6	1.6	1.7	1.9
Portion of rental expense representative of interest	6.3	26.9	27.9	28.4	28.2	32.6

Total Fixed Charges	11.3	43.4	42.7	43.1	62.7	102.5

Preferred stock dividend requirements (a)	—	—	2.7	16.2	16.2	13.5

Total fixed charges and preferred stock dividends	11.3	43.4	45.4	59.3	78.9	116.0

Earnings
Income (loss) before income taxes	(33.2)	(58.8)	145.5	219.4	254.1	206.0
Add amortization of capitalized interest	.8	3.7	4.5	5.0	7.5	7.4

Subtotal	(32.4)	(55.1)	150.0	224.4	261.6	213.4

Fixed charges per above	11.3	43.4	42.7	43.1	62.7	102.5
Less interest capitalized during the period	(.5)	(3.1)	(4.0)	(3.2)	(5.3)	(4.9)

Total earnings	$(21.6)	$(14.8)	$188.7	$264.3	$319.0	$311.0

Ratio of earnings to fixed charges	*	*	4.42	6.13	5.09	3.03

Ratio of earnings to fixed charges and preferred stock dividends (b)	N/A	N/A	4.16	4.46	4.04	2.68

(a)	Amounts have not been grossed up for income taxes since the preferred stock was issued by the U.S. parent corporation which has a full valuation allowance against its net deferred tax assets.
(b)	The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing total earnings by total fixed charges and preferred stock dividends.
*	Earnings for the three months ended March 31, 2016 and for the year ended December 31, 2015 were inadequate to cover fixed charges by $32.9 million and $58.2 million, respectively.